UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
 (Amendment No. 1)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA AUTOMOTIVE SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

16936R 10 5
(CUSIP Number)

Marco Chung
Morgan Stanley
Level 46, International Commerce Centre
1 Austin Road West, Kowloon
Hong Kong
+(852) 2848-5200

With a copy to:

Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1 Jianguomenwai Avenue
Chao Yang District, Beijing, 100004
People’s Republic of China
+(86) 10 6535-5699

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16936R 10 5

1.	NAME OF REPORTING PERSON: Morgan Stanley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,804
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,804
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,804
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0089%(1)
14.	TYPE OF REPORTING PERSON HC, CO

(1) Percentage calculated based on 31,644,004 shares of Common Stock outstanding as of August 9, 2018 (as reported by the Company in the Form 10-Q filed on August 9, 2018).

INTRODUCTORY NOTE

This amendment No. 1 (this “Amendment No.1”)  amends and supplements the statements on Schedule 13D filed by Morgan Stanley (“MS”) with the Securities and Exchange Commission on September 1, 2017 (the “Schedule 13D”) with respect to China Automotive Systems, Inc., a Delaware corporation  (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND
(a) – (c)
MS, a Delaware corporation, is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The address of MS’s principal business office is 1585 Broadway, New York, New York 10036.

(d) – (e)
During the last five years, neither MS, nor, to the knowledge of MS, any of the persons listed on Schedule A, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B hereto.

(f)
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS are set forth in Schedule A attached hereto and incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and restated as follows:
Chairman Parties and NHPEA submitted a notice of withdrawal to the special committee of the board of directors the Company on August 16, 2018, which notified the Company that such parties had determined to withdraw the Proposal, with immediate effect.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Item 3 of this Amendment is incorporated herein by reference.

Other than as described in Item 3 and Item 4 hereof, MS has no plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. MS may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER .
Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)	The following disclosure assumes that there are 31,644,004 shares of Common Stock outstanding as of August 9, 2018, as set forth in the Company’s Form 10-Q, filed on August 9, 2018.

The responses of MS to Rows (7) through (11) of the cover page of this Amendment No. 1 are incorporated herein by reference.

Upon withdrawal of the Proposal, MS is no longer considered a member of a “group” with Chairman Parties pursuant to Section 13(d)(3) of the Act.

MS may be deemed to beneficially own 2,804 shares of Common Stock (the “Reporting Units Shares”) held by the MS Reporting Units, which, based on calculations in accordance with Rule 13d-3 promulgated under the Act, constitute approximately an additional 0.0089% of the outstanding shares of Common Stock.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MS that it is the beneficial owner of any of such Reporting Units Shares beneficially owned by (i) any client accounts with respect to which the MS Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the MS Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the MS Reporting Units, for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)
Except as set forth in Item 3 above, neither MS, nor to its knowledge, any of the directors and officers listed on Schedule A hereto has effected any transactions in the Common Stock during the 60 days preceding the filing of this Amendment No.1.

(d)
Except for MS, the MS Reporting Units and clients of the MS Reporting Units who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, no other person is known by MS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Company beneficially owned by MS.

(e)	As of August 16, 2018, MS ceased to be beneficial owners of more than five percent of the Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3 and 4 of this Amendment are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 17, 2018

Morgan Stanley

By:	/s/ Dennine Bullard
Name:	Dennine Bullard
Title:	Authorized Signatory

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title

*James P. Gorman[1]	Chairman of the Board and Chief Executive Officer

*Elizabeth Corley[2]	Senior Adviser, Allianz Global Investors (U.K.) Ltd.

*Alistair Darling[3]	Director

*Thomas H. Glocer	Director

*Robert H. Herz	President of Robert H. Herz LLC

*Nobuyuki Hirano[4]	President and Group Chief Executive Officer of Mitsubishi UFJ Financial Group, Inc.

*Jami Miscik	Chief Executive Officer and Vice Chair, Kissinger Associates, Inc.

*Dennis M. Nally	Director

*Hutham S. Olayan	Vice Chair, Principal and Director of The Olayan Group

*Mary L. Schapiro	Director

*Ryosuke Tamakoshi[5]	Senior Advisor of MUFG Bank, Ltd.

*Perry M. Traquina	Director

*Rayford Wilkins, Jr.	Director

Jeffrey S. Brodsky	Executive Vice President and Chief Human Resources Officer

Eric F. Grossman	Executive Vice President and Chief Legal Officer

Keishi Hotsuki[6]	Executive Vice President and Chief Risk Officer

Colm Kelleher[7]	President

Jonathan M. Pruzan	Executive Vice President and Chief Financial Officer

Daniel A. Simkowitz	Head of Investment Management

1	Dual citizenship – Australia and United States
2	Citizenship – England
3	Citizenship – England
4	Citizenship – Japan
5	Citizenship – Japan
6	Citizenship – Japan
7	Dual citizenship – England and Ireland
*	Director

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.
(a) In October 2014, the Illinois Attorney General’s Office (“ILAG”) sent a letter to Morgan Stanley alleging that Morgan Stanley knowingly made misrepresentations related to Residential Mortgage Backed Securities purchased by certain pension funds affiliated with the State of Illinois and demanding that Morgan Stanley pay ILAG approximately $88 million.  On February 10, 2016, Morgan Stanley and ILAG reached an agreement to resolve the matter.
(b) On January 13, 2015, the New York Attorney General’s Office (“NYAG”) indicated that it intended to file a lawsuit related to approximately 30 subprime securitizations sponsored by Morgan Stanley.  NYAG indicated that the lawsuit would allege that Morgan Stanley misrepresented or omitted material information related to the due diligence, underwriting and valuation of the loans in the securitizations and the properties securing them and indicated that its lawsuit would be brought under the Martin Act.  On February 10, 2016, Morgan Stanley and NYAG reached an agreement to resolve the matter.
(c) On February 10, 2016, Morgan Stanley reached an agreement with the United States Department of Justice, Civil Division and the United States Attorney’s Office for the Northern District of California, Civil Division (collectively, the “Civil Division”) to pay $2.6 billion to resolve certain claims that the Civil Division indicated it intended to bring against Morgan Stanley.
 (d) On July 23, 2014, the U.S. Securities and Exchange Commission (“SEC”) approved Morgan Stanley’s Offer of Settlement to resolve an investigation of certain subprime RMBS transactions sponsored and underwritten by Morgan Stanley in 2007.  Pursuant to the settlement, Morgan Stanley neither admitted nor denied the SEC’s findings but was charged with violating Sections 17(a)(2) and 17(a)(3) of the Securities Act, and agreed to pay disgorgement and penalties in an amount of $275 million.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.